Exhibit 99.1

Stantec signs letter of intent to acquire Penfield & Smith

Acquisition strengthens company’s infrastructure capabilities, presence on California’s Central Coast

NEW YORK, NY; EDMONTON, AB; (August 28, 2014) TSX, NYSE:STN

North American design firm Stantec will enhance its presence along California’s Central Coast by acquiring Santa Barbara- based Penfield & Smith. A 90-person civil engineering and land planning firm with local offices in Santa Barbara, Camarillo, Santa Maria, and Lancaster, Penfield & Smith has a sizeable roster of public and private sector clients. This transaction is expected to close in October.

“California is an important market for our firm, and Penfield & Smith strengthens our community development presence in the state with talented practitioners that share our passion for serving clients through exceptional work,” said Bob Gomes, Stantec president and chief executive officer.  “In addition to supporting our Central Coast capabilities, Penfield & Smith will also complement our operations in Los Angeles and Ventura Counties.”

Following nearly seven decades of operation, Penfield & Smith has serviced a variety of projects and clients to support infrastructure in local communities. Among large-scale projects in the firm’s portfolio is the 135-acre master planned marina community of Seabridge at Channel Islands Harbor. Penfield & Smith served as lead consultant for civil engineering, surveying and land planning on this Oxnard, CA project that featured two retail centers and more than 700 live/work units and personal residences.  In Thousand Oaks, CA, they redesigned 1.3 miles of a two-lane rural hillside roadway to enhance drainage and lane width as part of the Norwegian Grade Rehabilitation project. Within the city of Santa Barbara, the firm provided project management assistance and construction management for the conversion of the 40-million gallon, open-air Sheffield Reservoir into below-ground water storage facilities with a public park above. Penfield & Smith’s regional clients include Shea Homes; County of Ventura;  Comstock Homes; the University of California, Santa Barbara; Caltrans; Valencia Water District; People’s Self-Help Housing; and the cities of Santa Barbara, Ventura, Oxnard, Lancaster and San Luis Obispo, among others.

“We’re proud of the heritage we’ve steadily built in the surrounding California communities and we’re inspired to increase support to our local clients through Stantec’s global network, while creating new experiences for our team members,”  says Penfield & Smith president and chief executive officer, Hady Izadpanah.

From its base of more than 14,000 employees, Stantec currently has nearly 6,500 team members working across the United States, including over 1,000 within California. Additionally, Penfield & Smith will join Stantec’s firm-wide infrastructure business operating unit of nearly 4,400 team members.

About Stantec
The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph. (780) 969-3349 Crystal.Verbeek@stantec.com	Penfield & Smith Contact Hady Izadpanah President and CEO Ph. (805) 963-9532 Hady.Izadpanah@penfieldsmith.com

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